CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price1	Amount of Registration Fee
Senior Fixed to Floating Rate Notes due 2031	$11,000,000	$1,277.10
(1)      The maximum aggregate offering price relates to an additional $11,000,000 of securities offered and sold pursuant to this Amendment No. 2 to Pricing Supplement No. 891 to Registration Statement No. 333-156423

July 2011 Amendment No. 2 dated August 10, 2011 to Pricing Supplement No. 891 Registration Statement No. 333-156423 Dated July 27, 2011 Filed pursuant to Rule 424(b)(2)
INTEREST RATE STRUCTURED PRODUCTS

Senior Fixed to Floating Rate Notes due 2031
Leveraged CMS Notes Linked to 30CMS Divided by 2CMS

As further described below, interest will accrue on the notes (i) in Year 1: at a rate of 10.00% per annum and (ii) in Years 2 to maturity: at a variable rate per annum equal to 2.70 times the quotient of the 30-Year Constant Maturity Swap Rate (“30CMS”) divided by the 2-Year Constant Maturity Swap Rate (“2CMS”), as determined on the CMS reference determination date at the start of the related quarterly interest payment period; subject to the maximum interest rate of 10.00% per annum for each floating interest payment period and the minimum interest rate of 0.00% per annum.  The notes provide an above-market interest rate in Year 1; however, for each interest payment period in Years 2 to maturity, the notes will pay a variable interest rate that will be lower as short-term interest rates, as measured by 2CMS, approach or exceed long-term interest rates, as measured by 30CMS on the related quarterly CMS reference determination date.  As a result, the interest rate on the notes during years 2 to maturity may be less, and possibly significantly less, than the rate payable on ordinary debt securities of the issuer with a similar maturity.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$25,000,000
Issue price:	At variable prices
Stated principal amount:	$1,000 per note
Pricing date:	July 27, 2011
Original issue date:	August 12, 2011 (12 business days after the pricing date)
Maturity date:	August 12, 2031
Interest accrual date:	August 12, 2011
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any.
Interest:
From and including the original issue date to but excluding August 12, 2012:  10.00% per annum
From and including August 12, 2012 to but excluding the maturity date (the “floating interest rate period”):
For each interest payment period, a variable rate per annum equal to the product of:
leverage factor times the CMS reference index; subject to the minimum interest rate and maximum interest rate
The CMS reference index level applicable to an interest payment period will be determined on the related CMS reference determination date.
Beginning August 12, 2012, it is possible that you could receive a very low interest rate on the notes.  If, on the related CMS reference determination date, 2CMS exceeds 30CMS such that the quotient of 30CMS divided by 2CMS is at or near zero, after giving effect to the leverage factor, interest will accrue at a very low rate that could approach 0.00% for that interest payment period.

Leverage factor:	2.70
Interest payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Interest payment dates:
Each February 12, May 12, August 12 and November 12, beginning November 12, 2011; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest reset dates:	Each February 12, May 12, August 12 and November 12, beginning August 12, 2012
CMS reference determination dates:	Two (2) U.S. government securities business days prior to the related interest reset date at the start of the applicable interest payment period.
Maximum interest rate:	10.00% per annum in any quarterly interest payment period
Minimum interest rate:	0.00% per annum
Day-count convention:	Actual/Actual
CMS reference index:	30-Year Constant Maturity Swap Rate divided by 2-Year Constant Maturity Swap Rate, expressed as a percentage. Please see “Additional Provisions—CMS Reference Index” below.
Redemption:	None
Specified currency:	U.S. dollars
CUSIP / ISIN:	61745E4S7 / US61745E4S78
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Capital Services Inc.	Trustee: The Bank of New York Mellon
Commissions and issue price:	Price to Public(1)(2)	Agent’s Commissions(2)	Proceeds to Issuer
Per note	At variable prices	$40	$960
Total	At variable prices	$1,000,000	$24,000,000
(1)
The notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than $970 per note and will not be more than $1,000 per note. See “Risk Factors—The Price You Pay For The Notes May Be Higher Than The Prices Paid By Other Investors.”

(2)
Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent) and their financial advisors, of up to $40 per note depending on market conditions.  See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 6.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement dated December 23, 2008                                  Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Senior Fixed to Floating Rate Notes due 2031
Leveraged CMS Notes Linked to 30CMS Divided by 2CMS

The Notes

The notes are debt securities of Morgan Stanley.  In year 1, the notes pay interest at a rate of 10.00% per annum.  Beginning August 12, 2012, interest will accrue at a variable rate per annum equal to 2.70 times the quotient of 30CMS divided by 2CMS for the related quarterly interest payment period; subject to the maximum interest rate of 10.00% per annum per interest payment period and the minimum interest rate of 0.00% per annum.  During the floating interest rate period, as short-term interest rates, as measured by 2CMS, approach or exceed long-term interest rates, as measured by 30CMS, the interest rate payable on the notes will decrease.  As a result, the interest rate on the notes during years 2 to maturity may be less, and possibly significantly less, than the rate payable on ordinary debt securities of the issuer with a similar maturity.  In addition, especially at current levels of 2CMS and 30CMS, the amount of interest payable on the notes is more sensitive to changes in the value of 2CMS than to changes in the value of 30CMS, due to the fact that 30CMS is divided by 2CMS.  We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.

All payments on the notes are subject to the credit risk of Morgan Stanley.  The stated principal amount of each note is $1,000, and the issue price is variable. The issue price of the notes includes the agent’s commissions paid with respect to the notes as well as the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  This cost of hedging could be significant due to the term of the notes and the tailored exposure provided by the notes.  The secondary market price, if any, at which MS & Co. is willing to purchase the notes, is expected to be affected adversely by the inclusion of these commissions and hedging costs in the issue price.  In addition, the secondary market price may be lower due to the costs of unwinding the related hedging transactions at the time of the secondary market transaction.  See “Risk Factors—Market Risk—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.”

Additional Provisions

CMS Reference Index

What are the 30-Year and 2-Year Constant Maturity Swap Rates?

The 30-Year Constant Maturity Swap Rate (which we refer to as “30CMS”) is, on any day, the fixed rate of interest payable on an interest rate swap with a 30-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day; provided that for the determination of 30CMS on any calendar day, the “CMS reference determination date” shall be that calendar day unless that calendar day is not a U.S. government securities business day, in which case the 30CMS level shall be the 30CMS level on the immediately preceding U.S. government securities business day.  This rate is one of the market-accepted indicators of longer-term interest rates.

The 2-Year Constant Maturity Swap Rate (which we refer to as “2CMS”) is, on any day, the fixed rate of interest payable on an interest rate swap with a 2-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day; provided that for the determination of 2CMS on any calendar day, the “CMS reference determination date” shall be that calendar day unless that calendar day is not a U.S. government securities business day, in which case the 2CMS level shall be the 2CMS level on the immediately preceding U.S. government securities business day.  This rate is one of the market-accepted indicators of shorter-term interest rates.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month LIBOR for that same maturity.

U.S. Government Securities Business Day

U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

July 2011	Page 2

Senior Fixed to Floating Rate Notes due 2031
Leveraged CMS Notes Linked to 30CMS Divided by 2CMS

CMS Rate Fallback Provisions

If 30CMS or 2CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page on any day on which the level of the CMS reference index must be determined, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 30 year or 2 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate.  If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

July 2011	Page 3

Senior Fixed to Floating Rate Notes due 2031
Leveraged CMS Notes Linked to 30CMS Divided by 2CMS

Hypothetical Examples

The tables below illustrate the effects during the floating interest rate period of changes in the values of 30CMS and 2CMS on the amount of interest payable on the notes and the fact that as short-term interest rates, as measured by 2CMS, approach or exceed long-term interest rates, as measured by 30CMS, the interest rate payable on the notes will decrease and may approach 0.00%.  The tables below also show that, especially at current levels, the amount of interest payable on the notes is more sensitive to changes in the value of 2CMS than to changes in the value of 30CMS due to the fact that 30CMS is divided by 2CMS.  The figures in the tables and examples below have been rounded for ease of analysis.

Table 1:

Hypothetical 30CMS	Hypothetical 2CMS	[30CMS / 2CMS]	[30CMS / 2CMS] x Leverage Factor	Hypothetical Interest Rate*
0.0%	0.60%	0.00	0.00	0.00%
0.5%	0.60%	0.83	2.25	2.25%
2.0%	0.60%	3.33	9.00	9.00%
3.0%	0.60%	5.00	13.50	10.00%
3.2%	0.60%	5.33	14.40	10.00%
3.4%	0.60%	5.67	15.30	10.00%
3.6%	0.60%	6.00	16.20	10.00%
3.8%	0.60%	6.33	17.10	10.00%
4.0%	0.60%	6.67	18.00	10.00%
4.2%	0.60%	7.00	18.90	10.00%
4.4%	0.60%	7.33	19.80	10.00%
4.6%	0.60%	7.67	20.70	10.00%
4.8%	0.60%	8.00	21.60	10.00%
5.0%	0.60%	8.33	22.50	10.00%

*     The hypothetical interest rate shown in the table gives effect to the maximum interest rate.

Table 1 illustrates the effect of changes in the value of 30CMS while keeping 2CMS constant.  A decline in 30CMS of 100 basis points, from a hypothetical value of 4.0% to a hypothetical value of 3.0%, corresponds to a decline in the quotient of 30CMS divided by 2CMS from 6.67 to 5.00.  Note that due to the maximum interest rate, the actual interest payable on the notes is capped at 10%.

Table 2:

Hypothetical 30CMS	Hypothetical 2CMS	[30CMS / 2CMS]	[30CMS / 2CMS] x Leverage Factor	Hypothetical Interest Rate*
4.0%	0.60%	6.67	18.00	10.00%
4.0%	0.80%	5.00	13.50	10.00%
4.0%	1.00%	4.00	10.80	10.00%
4.0%	1.20%	3.33	9.00	9.00%
4.0%	1.40%	2.86	7.71	7.71%
4.0%	1.60%	2.50	6.75	6.75%

*     The hypothetical interest rate shown in the table gives effect to the maximum interest rate.

In contrast, Table 2 illustrates the effect of changes in the value of 2CMS while keeping 30CMS constant.  In this scenario, an increase in 2CMS of 100 basis points, from a hypothetical value of 0.60% to a hypothetical value of 1.60%, corresponds to a much larger decline in the quotient of 30CMS divided by 2CMS from 6.67 to 2.50.  After giving effect to the maximum interest rate, this 100 basis point increase in 2CMS yields a decline of 3.25% in the amount of interest payable on the notes.

July 2011	Page 4

Senior Fixed to Floating Rate Notes due 2031
Leveraged CMS Notes Linked to 30CMS Divided by 2CMS

Historical Information

The CMS Reference Index

The following graph sets forth the historical ratio of the 30-Year Constant Maturity Swap Rate divided by the 2-Year Constant Maturity Swap Rate for the period from January 1, 1996 to August 10, 2011 (the “historical period”).  The historical ratio of the 30-Year Constant Maturity Swap Rate divided by the 2-Year Constant Maturity Swap Rate should not be taken as an indication of the future performance of the CMS reference index.  The graph below does not reflect the return the notes would have had during the periods presented because it does not take into account the leverage factor or the maximum interest rate on the notes.  We cannot give you any assurance that the level of the CMS reference index will be positive on any CMS reference determination date.  We obtained the information in the graph below, without independent verification, from Bloomberg Financial Markets (“USSW”), which closely parallels but is not necessarily exactly the same as the Reuters Page price sources used to determine the level of the CMS reference index.

The historical performance shown above is not indicative of future performance.  The CMS reference index level may be significantly lower in the future than current levels and will decline as short-term interest rates, as measured by 2CMS, approach or exceed long-term interest rates, as measured by 30CMS.  If 2CMS exceeds 30CMS such that the quotient of 30CMS divided by 2CMS is at or near zero, after giving effect to the leverage factor, you will receive a very low interest rate for the related interest payment period.

July 2011	Page 5

Senior Fixed to Floating Rate Notes due 2031
Leveraged CMS Notes Linked to 30CMS Divided by 2CMS

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the Leveraged CMS Notes Linked to 30CMS Divided by 2CMS entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 30CMS and 2CMS and other events that are difficult to predict and beyond the issuer’s control.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.  Accordingly, investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

Yield Risk

▪
The Amount Of Interest Payable On The Notes Is Highly Sensitive To Changes In 2CMS.  For the floating interest rate period, the interest payable on the notes is based on the quotient of 30CMS divided by 2CMS. Currently, 2CMS is at a historically low level, while 30CMS is not, and therefore the quotient of 30CMS divided by 2CMS is at a historically high level. As of August 10, 2011, 2CMS was approximately 0.4315%, 30CMS was approximately 3.2040%, and the quotient of 30CMS divided by 2CMS was approximately 7.425. At these levels, the quotient, and hence the interest payable on the notes, is more sensitive to changes in the denominator, 2CMS, than the numerator, 30CMS.  For example, if 2CMS were to increase by 100 basis points while 30CMS remained the same, the quotient would decrease from approximately 7.425 to approximately 2.238, and the interest payable on the notes would decrease from 10% (due to the maximum interest rate) to approximately 6.043%. Such an increase in 2CMS may result if the Federal Reserve decided to raise short-term interest rates or for other reasons.  The sensitivity of the amount of interest payable on the notes to the value of 2CMS is increased by the leverage factor.  See “Hypothetical Examples” on page 4.

By contrast, if 30CMS were to decrease by 100 basis points while 2CMS remained the same, the quotient would decrease from approximately 7.425 to approximately 5.107, and the interest payable on the notes would remain unchanged at 10% due to the maximum interest rate.  However, even if 2CMS and 30CMS increased by the same amount, the quotient would decrease.  For example, if 30CMS and 2CMS each increased by 100 basis points, the quotient would decrease from approximately 7.425 to approximately 2.937, and the interest payable on the notes would decrease from 10% (due to the maximum interest rate) to approximately 7.929%.

In addition to this sensitivity, as short-term interest rates, as measured by 2CMS, approach or exceed long-term interest rates, as measured by 30CMS, the interest payment on the notes will decrease and may approach 0.00%.  Investors should be prepared for potential large differences in the interest payable on the notes for different interest payment periods and to receive limited or no interest on the notes.

▪
The Amount Of Interest Payable On The Notes In Any Quarter Is Capped.  The interest rate on the notes for each quarterly interest payment period during the floating interest rate period is capped for that quarter at the maximum interest rate of 10% per annum, and, due to the leverage factor, you will not get the benefit of any increase in the CMS reference index level above a level of  approximately 3.7037% on any CMS reference determination date (equal to a maximum quarterly interest payment of $25.00 for each $1,000 stated principal amount of notes).  Accordingly, you could receive less than 10% per annum interest for any given full year even when the CMS reference index level increases substantially in a quarterly interest payment period during that year if the CMS reference index level in the other quarters in that year does not also increase substantially as you will not receive the full benefit of the increase in the CMS reference index in the outperforming quarter due to the interest rate cap.

▪
The Historical Performance Of 30CMS and 2CMS Are Not An Indication Of Their Future Performance.  The historical performance of 30CMS and, especially, 2CMS should not be taken as an indication of their future performance during the term of the notes.  Changes in the levels of 30CMS and 2CMS will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.  There can be no assurance that the value of 2CMS will remain low or that it will not be closer to or exceed 30CMS on any CMS reference determination date during the floating interest rate period such that you receive limited or no interest for that period.  Furthermore, the historical performance of the CMS reference index does not reflect the return the notes would have had because it does not take into account the leverage factor or the maximum interest rate.

July 2011	Page 6

Senior Fixed to Floating Rate Notes due 2031
Leveraged CMS Notes Linked to 30CMS Divided by 2CMS

Issuer Risk

▪
Investors Are Subject To Our Credit Risk, And Any Actual Or Anticipated Changes To Our Credit Ratings And Credit Spreads May Adversely Affect The Market Value Of The Notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates and at maturity and therefore investors are subject to our credit risk.  If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

Market Risk

▪
The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.  Some of these factors include, but are not limited to: (i) changes in the level of 30CMS and 2CMS, (ii) volatility of 30CMS and, especially, 2CMS, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity.  Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the notes will be affected by the other factors described in the preceding sentence.  This can lead to significant adverse changes in the market price of securities like the notes. Primarily, if the level of 2CMS is volatile or is closer to or exceeds 30CMS during the floating interest rate period, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the issue price if you sell your notes at such time.

▪
The Inclusion Of Commissions And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the costs of hedging our obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  Due to the term of the notes and the tailored exposure provided by the notes, the cost of entering into and unwinding the hedging transactions is expected to be significant.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Variable Pricing Risk

▪
The Price You Pay For The Notes May Be Higher Than The Prices Paid By Other Investors.  The agent proposes to offer the notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from the agent or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

July 2011	Page 7

Senior Fixed to Floating Rate Notes due 2031
Leveraged CMS Notes Linked to 30CMS Divided by 2CMS

Liquidity Risk

▪
The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

Conflicts of Interest

▪
The Issuer, Its Subsidiaries Or Affiliates May Publish Research That Could Affect The Market Value Of The Notes.  They Also Expect To Hedge The Issuer’s Obligations Under The Notes.  The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or each of the components making up the CMS reference index specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.  In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪
The Calculation Agent, Which Is A Subsidiary Of The Issuer, Will Make Determinations With Respect To The Notes. Determinations made by the calculation agent, including with respect to the CMS reference index or the determination of CMS fallback rates, may adversely affect the payout to you on the notes.

July 2011	Page 8

Senior Fixed to Floating Rate Notes due 2031
Leveraged CMS Notes Linked to 30CMS Divided by 2CMS

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on August 12, 2011, which will be the twelfth scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than $970 per note and will not be more than $1,000 per note.

Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (“MSSB”) and their financial advisors, of up to $40 per note depending on market conditions.  The agent may distribute the notes through MSSB, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc ("MSIP") and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley and authenticated by the trustee pursuant to the Senior Debt Indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated March 24, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by Morgan Stanley on March 24, 2011.

Tax Considerations

The notes may be treated as “variable rate debt instruments” or “contingent payment debt instruments” depending upon the facts at the time of issuance of the notes.  If the notes were issued on August 10, 2011, the notes would be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders―Notes―Floating Rate Notes.”  It is also possible that the notes could be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Optionally Exchangeable Notes.”  Under this treatment, if you are a U.S. taxable investor, you generally would be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally would be treated as ordinary income.

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Senior Fixed to Floating Rate Notes due 2031
Leveraged CMS Notes Linked to 30CMS Divided by 2CMS

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called  “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

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